UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2013

Commission File Number 001-34667

SEADRILL LIMITED

P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Seadrill Limited (the "Company"), dated July 1, 2013, announcing an agreement with North Atlantic Drilling ("NADL") and Ship Finance International Limited ("Ship Finance") to a combined sale and leaseback arrangement whereby Ship Finance will acquire the harsh environment jack-up drilling rig West Linus from a subsidiary of NADL.

Attached hereto as Exhibit 99.2 is a copy of the press release of the Company, dated July 15, 2013, announcing that the Company has entered into turnkey contracts to build four new ultra-deepwater drillships.

Attached hereto as Exhibit 99.3 is a copy of the press release of the Company, dated July 19, 2013, announcing that the Per Wullf will succeed Fredrik Halvorsen as Chief Executive Officer of Seadrill Management Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
(Registrant)

Dated: July 22, 2013

By:  /s/ Georgina Sousa
       Georgina Sousa
       Secretary

EXHIBIT 99.1

NADL - New sale and leaseback transactions with Ship Finance totalling US$600 million for the West Linus

Hamilton, Bermuda, July 1, 2013 - North Atlantic Drilling ("NADL") and Ship Finance International Limited ("Ship Finance") today announce an agreement to a combined sale and leaseback arrangement whereby Ship Finance will acquire the harsh environment jack-up drilling rig West Linus from a subsidiary of NADL.  The West Linus is currently under construction at Jurong Shipyard in Singapore with scheduled delivery in December 2013.

The total acquisition cost will be US$600 million and the drilling rig will be chartered back to NADL on a bareboat contract for a period in excess of 15 years. NADL has been granted four purchase options, the first of which will occur after five years and the last at the end of the charter period. Ship Finance will also have an option to sell the rig back to NADL at the end of the charter period. NADL has sub-chartered the rig to ConocoPhillips Skandinavia AS ("ConocoPhillips") for a period of five years with 2, two-year extension options. Expected delivery to ConocoPhillips is April 2014 and the rig will be at a mobilization rate from the delivery from the shipyard until commencement of the sub-charter.

US$195 million of the purchase price has been received by NADL in June 2013, and the remaining US$405 million will be received on delivery from the shipyard in December 2013. The debt financed portion of the total price will be US$475 million in total, of which US$70 million will be funded now, and US$405 million at delivery from the shipyard.

The bareboat charter rate paid over the first five years (excluding the four-month mobilization period) will be approximately US$220,000 per day and the average rate for the remaining 10-year lease period will be approximately US$115,000 per day. The purchase option price after five years is around US$ 380 million.

Due to the features in the chartering agreement, we expect the rig to continue to be recognized as an asset on NADL's balance sheet based on US GAAP. Consequently, NADL does not expect to record a gain from the sale of the West Linus.

NADL is an offshore harsh environment drilling company with focus on the North Atlantic basin. The company has nine drilling units in the fleet, including five semi-submersible, a drillship, and three jack-up rigs. Seadrill Limited currently owns 74% of the outstanding shares and the company is listed on the Oslo OTC exchange with a market capitalization of approximately USD 2 billion.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

EXHIBIT 99.2

SDRL - Seadrill orders four new ultra-deepwater drillships for delivery in 2015

Hamilton, Bermuda, July 15, 2013 - Seadrill Limited ("Seadrill" or "the Company") has entered into turnkey contracts to build four new ultra-deepwater drillships. Two drillships will be built at the DSME yard and the other two at the Samsung yard, in South Korea. The project value price is estimated to be below US$600 million per unit (including project management, drilling and handling tools, spares, capitalized interest and operations preparations).  Delivery of the 4 units is scheduled for the second half 2015.  Seadrill has in addition received fixed priced options for delivery of two further units for delivery in the first half 2016.

The drillships will have a hook load capability of 1,250 tons and a water depth capacity of up to 12,000 feet targeting operations in areas such as the Gulf of Mexico, Brazil and West and East Africa. Also, these units will be outfitted with seven ram configuration of the blowout preventer (BOP) stack and with storing and handling capacity for a second BOP. The units include design and equipment features, which makes them particularly attractive for development drilling. For two of the drillships, Seadrill has received options to include equipment which makes the units prepared for 20K BOP systems.

Seadrill's construction program now totals 22 units, including 9 drillships, 2 harsh environment semi-submersibles, and 11 high specification jack-ups. In addition the Company has fixed priced options for two ultra-deepwater units.

The offshore drilling market has absorbed approximately 261 new units since 2005 and the utilization of the ultra deepwater fleet has been 100% since Seadrill was established in 2005. In the same period offshore production has been estimated to be marginally down. This illustrates in very simple terms the increased complexity of the development of new oil and gas reserves. Seadrill has spent significant time and effort analyzing the future demand of the ultra deepwater drilling market.  Ultra deepwater production is estimated to increase from around 1 million barrels per day today to 5 million barrels per day over the next 6 years. In order to reach this target significant new development drilling capacity will have to be added. At the same time, the industry faces a situation where approximately 49% of the current floater fleet is older than 20 years. We have already seen a strong trend where fourth and fifth generation vessels are incapable of meeting oil companies' new requirement for safety margin and deck load capacity and are being replaced with newer units.

The Board of Seadrill is of the opinion that the current order book for 2014 - 2016 of approximately 39 units will be fully absorbed, and utilization will continue at very high levels with solid dayrates for the modern equipment.

Seadrill currently has an order backlog of approximately US$19 billion. Based on current discussions, we are confident that in the coming months we will add to this as our open 2014 capacity is likely to be fixed at attractive day rate levels.

Seadrill believes that the economic and administrative benefits of organic growth are far superior to large corporate acquisitions. The decision to move ahead with these four newbuilds is taken after a careful consideration of Seadrill's financing capacity, and is partly a reflection of the increased financial flexibility created by the sale of the tender rig fleet to Sapura Kencana. The Board has during the last year also seen significant improvement in Seadrill's borrowing capacity. This trend is supported by strong improvement in operating results as well as increased credibility in the ECA market, the bond market as well as lower margins from commercial banks.

We expect that the four newbuilds can be fully financed through a combination of available cash and structured debt facilities, and that no additional equity or reduction in dividend capacity will be needed to support and complete the project. Longer term, the additional drilling units are likely to increase Seadrill's dividend capacity.

The industry's ordering of deep water drilling units for 2015 delivery has been lower than expected with only 7 un-contracted newbuilds available prior to our order. It is unlikely that our competitors can add any significant additional capacity before the second part of 2016.  We are comfortable that based on our current asset composition, quality of operation and capital structure we will be able to keep our target of delivering better returns for our shareholders than any of our industry peers. The Board continues to be excited about the strong demand for drilling and the overall tightness in the supply demand situation.

John Fredriksen, Chairman of Seadrill Limited, says: "We have been able to use the current weakness in the shipbuilding industry to order drilling units at very attractive price levels. At the same time we are securing future growth by continuing to build a homogenous fleet with all the operational benefits which come from fleet standardization.

Through this latest newbuild order Seadrill remains uniquely positioned as a high growth - high dividend stock."

Media contact
Rune Magnus Lundetræ
Chief Financial Officer
Seadrill Management Ltd.
+44 (0) 7766 071010

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

EXHIBIT 99.3

SDRL - Seadrill appoints new CEO

Hamilton, Bermuda, July 19, 2013 - Per Wullf to succeed Fredrik Halvorsen as Chief Executive Officer.
The Board of Seadrill has today announced that Per Wullf will succeed Fredrik Halvorsen as Chief Executive Officer of Seadrill Management Limited. Mr. Halvorsen has decided to leave Seadrill to join Ubon Partners, a technology venture.

Mr. Wullf has worked for Seadrill since February 2009 as Executive Vice President and Chief Operating Officer. Prior to Seadrill, he held several senior positions in Maersk, most recently as Managing Director of Maersk Contractors in Norway. He has 33 years of experience in the drilling industry, including 17 years in international and offshore operations.

John Fredriksen, Chairman of the Board of Directors said, "The Board would like to express its thanks to Fredrik Halvorsen for his contribution to the Fredriksen group of companies since he joined us in 2010. His track record of managing organizational change brought a much needed skillset to our businesses, including the successful transition of Seadrill Management from Norway to London this year. Mr. Halvorsen will leave the Company at the end of July, and we wish him all the best in the technology venture.

"Since joining Seadrill in 2009, Mr. Wullf's focus on operational performance during a period of phenomenal growth has allowed Seadrill to establish a track record of delivering safe and efficient operations for its customers. He has established strong relationships and an excellent reputation among our major customers and vendors.

"In his new position, Mr. Wullf will retain a strong focus on the operational performance of the fleet, and for the time being will also retain his position as the Company's Chief Operating Officer. Some functions which have previously been a part of the CEO's responsibilities such as investor presentations, corporate transactions, and financing will to a large extent be assumed by the CFO Rune Magnus Lundetrae and the CAO Rob Hingley-Wilson. This is being done in order for Mr. Wullf to maintain maximum focus on Seadrill's expansion and operation.

"The Board, including myself, will continue to be very actively involved in the strategic development of the Company as well as monitoring the Company's operation. With his strong track record, Mr. Wullf is a natural choice for the Board to ensure a smooth transition and bring Seadrill to the next level.  Together with the support of his first class team and the industry's most modern equipment, we look forward to continued success and growth."

Seadrill has a versatile fleet comprising of 62 units, including newbuilds under construction. The fleet operates across five continents supported by over 7,500 employees worldwide.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.